Exhibit 99.1

Luxfer Group Files Annual Report on Form 20-F for 2014

SALFORD, England--(BUSINESS WIRE)--Luxfer Group (Luxfer Holdings PLC) (NYSE:LXFR), a global materials technology company, announced today that it has filed its annual report on Form 20-F for the fiscal year ended December 31, 2014 with the U.S. Securities and Exchange Commission, including audited financial statements (the “2014 Annual Report”). The company recorded revenues of $489.5 million and pre-tax profits of $36.3 million for the year. A copy of the 2014 Annual Report can be downloaded from Luxfer’s website: www.luxfer.com. Hard copies of the 2014 Annual Report are also available, free of charge, upon request to Luxfer Holdings PLC, Investor Relations Department, Anchorage Gateway, 5 Anchorage Quay, Salford M50 3XE, United Kingdom.

About Luxfer Group

Luxfer is a global materials technology company specializing in the design and manufacture of high-performance materials, components and high-pressure gas-containment devices for environmental, healthcare, protection and specialty end-markets. Luxfer customers include both end-users of its products and manufacturers that incorporate Luxfer products into finished goods. The company operates 21 manufacturing plants in seven countries. For more information, visit www.luxfer.com.

Investor and news agency contact: Dan Stracner, Director of Investor Relations, U.S. telephone number: +1 951 341 2375; email: dan.stracner@luxfer.net.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements.

Examples of such forward-looking statements include, but are not limited to:

(i) statements regarding Luxfer Group’s results of operations and financial condition,

(ii) statements of plans, objectives or goals of Luxfer Group or its management, including those related to financing, products or services,

(iii) statements of future economic performance and

(iv) statements of assumptions underlying such statements. Words such as “believes”, “anticipates”, “expects”, “intends”, “forecasts” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. The Group cautions that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: (i) future revenues being lower than expected; (ii) increasing competitive pressures in the industry; (iii) general economic conditions or conditions affecting demand for the services offered by us in the markets in which we operate, both domestically and internationally, being less favorable than expected; (iv) the amount of indebtedness we have incurred and may incur and the obligations to service such indebtedness and to comply with the covenants contained therein; (v) fluctuations in the price of raw materials and utilities; (vi) currency fluctuations and hedging risks; and (vii) worldwide economic and business conditions and conditions in the industries in which we operate.

Luxfer Group cautions that the foregoing list of important factors is not exhaustive. These factors are more fully discussed in the sections “Forward-Looking Statements” and “Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2014, filed with the U.S. Securities and Exchange Commission on March 19, 2015. When relying on forward-looking statements to make decisions with respect to Luxfer Group, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and the Group does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

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